

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2020

Craig A. Lampo
Senior Vice President and Chief Financial Officer
Amphenol Corporation
358 Hall Avenue
Wallingford, Connecticut 06492

> **Re: Amphenol Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 12, 2020**
> **File No. 001-10879**

Dear Mr. Lampo:

We have reviewed your May 26, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 13 - Reportable Business Segments and International Operations, page 74

1. We note your responses to comments 1 and 2 in our letter dated March 31, 2020. Please address the following:

    - Provide us with additional details about your management structure and how your company is organized. In your response, expand on your description of the Operating Groups and the independent businesses they are comprised of.
    - Describe the role and responsibilities of your CODM and each of the individuals reporting to the CODM.
    - Identify and describe the role of each of your segment managers.

- Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business.
- Expand on your description of the changes your CODM regularly makes to the composition of each Operating Group by realigning businesses from one Operating Group to another, including how the CODM determines such changes should be made, what financial information the CODM reviews when making such changes, and the frequency of such changes.
- Tell us how often the CODM meets with his direct reports, what is typically discussed in those meetings, the financial information the CODM reviews in conjunction with those meetings, and the other participants at those meetings.
- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed and individuals that participate at each step, and the level at which the CODM makes changes to the budget.
- Describe the basis for determining the compensation for each individual that reports to the CODM.

2. You state in your response the CODM receives two monthly reporting packages referred to internally as the "Flash Report" and the "Forecast Package" as well as two quarterly reporting packages referred to internally as the "Press Release Package" and the "Customer Sales Report". Please describe in additional detail the financial information included in these packages, and tell us what financial information is reviewed by the CODM for the purpose of allocating resources and assessing performance. You also state in your response that the Forecast Package includes "limited profitability information of the Operating Groups and the underlying businesses", and that your "CEO does not regularly rely upon the limited profitability information for the Operating Groups to assist in his assessment of financial performance for purposes of the allocation of resources". Please describe this limited profitability information and tell us whether the CODM uses this information for the purpose of allocating resources and assessing performance, and if so, in what circumstances and with what frequency.

3. We note your discussion of the financial information your board of directors generally receives. Please describe in additional detail the financial information received by your Board of Directors and how frequently that information is received.

4. Please be advised we are and will continue to assess your reporting units based on the information we receive in response to the above comments.

       You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing